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              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


                              Open Solutions Inc.
                              --------------------
                              (Name of Registrant)

         Delaware                                        22-317350
------------------------                    ------------------------------------
(State of Incorporation)                    (IRS employer identification number)

                            300 Winding Brook Drive
                         Glastonbury, Connecticut 06033
                         ------------------------------
                           (Principal office address)

     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-1 (the "Registration Statement"), File Number 333-56503, relating to common stock, par value $0.01 per share (the "Common Stock"), of Open Solutions Inc., being the agent for service of process named in the Registration
Statement and being an authorized representative of Open Solutions Inc., hereby requests that the Registration Statement be withdrawn, effective immediately. Open Solutions Inc. no longer intends to sell the Common Stock registered thereby.


                                      OPEN SOLUTIONS INC.

                                           /s/ Douglas K. Anderson
                                      By: ___________________________________
                                          Name:  Douglas K. Anderson
                                          Tile:  Chairman and Chief Executive
                                                 Officer

Dated:  September 8, 1998